APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Hot Oven Cookies, LLC
Balance Sheet - unaudited
For the period ended 11/30/19

	Current Period
	30-Nov-19
ASSETS	
Current Assets:	
Cash	$ 5,000.00
Petty Cash	-
Accounts Receivables	1,200.00
Inventory	15,000.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	21,200.00
Fixed Assets:	
Long-term investments	5,000.00
Propert, plant, and equipment	125,000.00
Total Fixed Assets	130,000.00
Other Assets:	
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 151,200.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ 1,350.00
Short-term Loans	1,838.00
Income taxes payable	4,000.00
Accrued salaries and wages	10,000.00
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	17,188.00
Long-Term Liabilities:	
Springfield Grant-Loan	7,500.00
Mortgage Payable	-

Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		7,500.00
EQUITY		
Owner's Equity		68,392.00
Dividends Paid/Owner's Draw		-
Net Income		58,120.00
Total Equity		126,512.00
TOTAL LIABILITIES & EQUITY	$	**151,200.00**
Balance Sheet Check		-

I, Sheila Coon, certify that:

1. The financial statements of Hot Oven Cookies included in this Form are true and complete in all material respects; and
2. The tax return information of Hot Oven Cookies has not been included in this Form as Hot Oven Cookies was formed on 04/02/2019 and has not filed a tax return to date.

Signature DocuSigned by: 3FA5D9E2E0094F7...

Name: Sheila Coon

Title: CEO & Operator